Exhibit 77D
ROYCE CAPITAL FUND

Micro-Cap Portfolio

        On April 11, 2012, The Board of Trustees of Royce Capital Fund voted to amend Royce's definition of "micro-cap" companies so that it included companies with market capitalizations of up to $750 million (increased from the current level of up to $500 million).